UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 31 October 2011

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Au

HARMONY

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

RESULTS FOR THE PERIOD ENDED 30 SEPTEMBER 2011

KEY FEATURES

- Record operating profits
  - 45% increase in operating profit to R1.3 billion
- Highest ever revenue
- Headline earnings per share (HEPS) increased by 217% to 95 SA cents
- Production in line with forecast despite industrial action
  - turnaround at Joel; shaft-equipping completed
  - continued build-up at Phakisa, Kusasalethu and Doornkop
  - Bambanani restructured – crews transferred to build-up operations
- More exciting exploration results from PNG
- Wafi-Golpu pre-feasibility study on track

Financial review for the period ended 30 September 2011

		Quarter September 2011	Quarter June 2011	Q-on-Q Variance %
Gold produced [(1)]	– kg	10 207	10 152	0.5
	– oz	328 162	326 394	0.5
Cash operating costs	– R/kg	265 288	242 851	(9.2)
	– US$/oz	1 156	1 115	(3.7)
Gold sold	– kg	9 948	10 412	(4.5)
	– oz	319 836	334 752	(4.5)
Gold price received	– R/kg	396 405	329 536	20.3
	– US$/oz	1 727	1 513	14.1
Operating profit	– Rm	1 306	901	45.0
	– US$m	183	133	37.6
Basic earnings/(loss) per share	– SAc/s	111	(10)	>100.0
	– USc/s	16	(1)	>100.0
Headline profit	– Rm	411	130	>100.0
	– US$m	58	19	>100.0
Headline earnings per share	– SAc/s	95	30	>100.0
	– USc/s	13	4	>100.0
Exchange rate	– R/US$	7.14	6.78	5.3

(1) *Production statistics for Steyn 2 have been included. Steyn 2 is currently in a build-up phase and revenue and costs are capitalised for this period. Quarter ending September 2011: 36 kg (June 2011 – 27 kg).*

Shareholder information		
Issued ordinary share capital at 30 September 2011	430 272 715	
Issued ordinary share capital at 30 June 2011	430 084 628	
Market capitalisation		
At 30 September 2011	ZARm	41 027
At 30 September 2011	US$m	5 103
Harmony ordinary share and ADR prices		
12 month high (1 October 2010 – 30 September 2011) for ordinary shares	R106.00	
12 month low (1 October 2010 – 30 September 2011) for ordinary shares	R74.77	
12 month high (1 October 2010 – 30 September 2011) for ADRs	US$15.57	
12 month low (1 October 2010 – 30 September 2011) for ADRs	US$10.56	
Free float		
Ordinary shares	100%	
ADR ratio	1:1	
JSE Limited	HAR	
Range for quarter (1 July 2011 – 30 September 2011 closing prices)	R85.80 – R106.00	
Average daily volume for the quarter (1 July 2011 – 30 September 2011)	1 744 855 shares	
New York Stock Exchange, Inc including other US trading	HMY	
Range for quarter (1 July 2011 – 30 September 2011 closing prices)	US$11.50 – US$14.87	
Average daily volume for the quarter (1 July 2011 – 30 September 2011)	2 915 266 shares	

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2011 are available on our website: **www.harmony.co.za**

HARMONY™

Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulation, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macroeconomic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

Chief Executive's Review

Introduction

The increased R/kg gold price received during the September 2011 quarter continued to strengthen Harmony's profit levels. A record operating profit was generated this quarter with production remaining steady despite industrial action. This is an indication of our improved operational efficiency and gives us confidence for the future.

As our growth projects come on stream, and our existing mines operate to tailored business plans, we remain confident of reaching our long-term targets.

Safety

It is with deep regret that I report that two of our colleagues died in work-related incidents during the quarter. Those who died were: Matoane Thabana, a locomotive guard at Unisel and Andries Bhambatha, water jet operator at Tshepong. I would like to extend my deepest condolences to their families, friends and colleagues.

Operational and financial overview

The gold price received increased by 20.3% to R396 405/kg in the September 2011 quarter from R329 536/kg received in the previous quarter. The increase in the gold price resulted in revenues increasing by 14.8% or R506.9 million. Operating profit for the September 2011 quarter increased by 45.0% (R405.7 million) to R1 306.4 million, compared to the R900.7 million recorded in the June 2011 quarter.

Production for the September 2011 quarter was only slightly higher than the previous quarter. Our targeted increase in production was negatively impacted by the wage strike in August 2011, which resulted in approximately 500kg being lost. As expected, higher electricity (due to winter tariffs) and labour costs resulted in the R/kg costs being 9.2% higher at R265 288/kg compared to R242 851/kg in the June 2011 quarter.

We continue to spend in a responsible manner, with total capital expenditure for the September 2011 quarter decreasing by 16.4% (R137.5 million) to R700.1 million, compared to the previous quarter (R837.6 million).

Exploration

Wafi Transfer Exploration (Morobe Mining JV Exploration (Harmony 50%)

Prospect development work continued at Zimake, and Bavaga on the Wafi Transfer structure. Results received from Zimake have outlined a significant new high tenor Cu-Au anomaly over a 1.5 km^2 area. The anomaly is associated with a bulls-eye magnetic target, contains surface soil results up to 0.5 g/t Au and 0.2% Cu, and is prospective for porphyry copper-gold mineralisation similar to Golpu.

Papua New Guinea (PNG) exploration (Harmony 100%)

Drilling at the Mt Hagen project has intersected anomalous intervals of porphyry copper style mineralisation and alteration. The drill core contains disseminated chalcopyrite and molybdenum associated with biotite-magnetite (potassic) altered metasediments and is highly encouraging. Assays received to date resulted in 285m @ 0.1% Cu, 83 ppm Mo from 72m (PNDD001).

Wafi-Golpu

The resource drilling programme continues to target orebody extension to the north and infill of deeper sections (indicatively in the Lift 2 and Lift 3 cave zones). Geotechnical investigation drilling is continuing along the access/conveyor decline route. Five drill rigs are currently at work at Wafi-Golpu with two additional drill rigs that have arrived on site that will commence drilling in the forthcoming quarter. Generally the drilling results are confirming the resource shell as outlined in the resource declaration (refer to the Integrated Annual Report at www.harmony.co.za).

The results of the significant borehole were:

WR406 861m @ 1.51g/t Au, 1.48% Cu including 199m @ 2.87g/t Au and 2.57% Cu from 1 286m (some assays are still pending).

Gold market

We remain bullish on the gold price, despite the recent fears that there is a gold bubble. We believe that the gold price will continue to strengthen as the fundamentals that drove the gold price up are still in place. Gold remains an attractive investment and a currency in these times of economic uncertainty. A number of record high gold prices were seen throughout the first quarter, with a record level of around $1 900/oz at the beginning of September 2011. Despite the sharp decline in the gold price towards the end of September 2011, the Rand gold price performed well due to the benefit of the weakening of the R/$ exchange rate around the same time. Harmony's South African assets represent 92% of total production. The combination of a higher gold price and a weaker Rand, as well as steady production worked to our advantage during the quarter.

Conclusion

Harmony has a solid portfolio of producing assets and a successful international exploration programme. The rapid progress we have made in PNG, in particular, is proof of the benefits mining can deliver in an enabling environment when all stakeholders work together. The Wafi-Golpu project has the potential to change this company materially.

In addition, the exploration results in PNG have been pleasing and we look forward to more exciting news from the region.

In the next few months we will be focussing on improving our grades, as well as improving costs per tonnes milled – all in line with our strategy, as well as progressing the pre-feasibility study at Wafi-Golpu.

Graham Briggs
Chief Executive Officer

Note:

Harmony updated the market on its strategy, operations and exploration on 24 August 2011. You are encouraged to view the presentations and information shared at www.harmony.co.za to allow you to make an informed decision on your investment or possible investment in Harmony.

Safety and health

Safety

Safety remains Harmony's number one priority. To accelerate the execution of Harmony's safety and health strategy and to further improve its safety performance, Harmony appointed Alwyn Pretorius as the Executive for safety and health in August 2011, a newly created executive position. Alwyn has more than 18 years' experience in the mining industry and has a good understanding of underground conditions and the working environment our underground workers are exposed to.

Our safety strategy includes behavioural aspects, competency training and development, as well as research and new technologies. We believe safety in the workplace can be addressed only through a cooperative approach that ensures the right infrastructure is in place – from systems and planning, to communication and training. We also believe management and employees must accept joint responsibility for their actions. It is therefore imperative that the working environment empowers people – management, supervisors, workers and union representatives – to stop work and withdraw from the mining area when they feel it is unsafe, or prevent others from acting in an unsafe way.

Equally, safety is about attitudes and mindsets. We have renewed our focus on implementing, communicating and reinforcing safety in the workplace, and created a centralised safety function to coordinate initiatives between regions and mines.

Given the high-risk nature of many of our deep-level operations, the safety, health and well-being of our people are our foremost priority: Safety is a key performance indicator for management and a key component of performance reward for our people.

Tragically, two fatalities occurred at the South African operations during the September 2011 quarter, which indicates that even more needs to be done to ensure a safe working environment day after day.

We have made progress in terms of safety, with Harmony's Lost Time Injury Frequency Rate (LTIFR) (per million hours worked) remaining a single digit, for the twelfth consecutive quarter. In South Africa, our LTIFR improved by 6% quarter on quarter, from 9.64 to 9.06. The Reportable Injury Frequency Rate (RIFR) (per million hours worked) improved by 18% quarter on quarter (from 5.39 to 4.44). The Fatal Injury Frequency Rate (FIFR) improved by 31% (0.17 to 0.09) quarter on quarter.

Safety achievements for the quarter included:

South African (SA) underground operations:	1 000 000 fatality free shifts
Harmony SA surface operations:	3 000 000 fatality free shifts
Kusasalethu:	500 000 fatality free shifts
Evander total operations:	1 000 000 fatality free shifts
Kalgold plant:	1 000 000 fatality free shifts
Target 1:	750 000 fatality free shifts
Phakisa:	500 000 fatality free shifts
Bambanani:	500 000 fatality free shifts

The following operations completed the quarter without an injury:

- Target plant
- Harmony One plant
- Free State commercial services and transport
- Evander workshops.

Health

The health and well-being of our workforce is essential to us, as they are the cornerstone of our ongoing business success. We continually invest in the wellness of our employees, through various health programmes and initiatives to ensure the well-being of each employee. Our focus is on preventative rather than curative health care and we encourage employees to live a healthy lifestyle, through health education and raising awareness. During the quarter our proactive approach to health and wellness of our employees continued. Our objective remains to improve health management programmes and effectively utilise clinical information. This includes the review of policies, procedures and processes as well as training. These efforts have resulted in improved health and a better quality of life for our employees

See our Sustainable Development Report FY11 for more details on our website www.harmony.co.za.

Financial overview

Operating profit increased by 45% to R1 306 million in the September 2011 quarter, with an increase in revenue being the main contributor.

Revenue

The increase in revenue from R3 422 million to R3 929 million is due to a 14.3% higher US dollar gold price received and a weaker Rand, with the average R/kg gold price received increasing over 20% to R396 405/kg.

Cost of sales

Production cost is slightly higher at R2 623 million, mainly due to increased winter electricity rates that resulted in a R133 million increase in electricity cost for the quarter.

Employment termination and restructuring costs for the September quarter amounted to R34 million. The cost is as a result of the restructuring process at Bambanani shaft.

Reversal of impairment of investment in associate

The reversal of impairment of R48 million for the September 2011 quarter relates to foreign exchange movements relating to the agreed sale of 40% of Rand Uranium (Pty) Limited to Gold One International Limited.

Net loss on financial instruments

The loss for the September 2011 quarter is due to the changes in fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.

Earnings per share

Basic earnings per share increased from a loss of 10 SA cents to earnings of 111 SA cents per share. Headline earnings per share increased from 30 SA cents per share to 95 SA cents per share, an increase of 217%.

Property, plant and equipment

The increase in property, plant and equipment is largely due to currency movements of R836 million as a result of the strengthening of the Kina against the South African Rand. The corresponding entry was recorded in other reserves through other comprehensive income.

Borrowings

Borrowings increased as a result of a net draw down of R100 million on the Nedbank facility and a US$50 million draw down on the US dollar Revolving Credit Facility.

Operational overview

GROUP RESULTS

Indicator	Units	September 2011	June 2011	% variance
Tonnes	**000**	4 870	4 861	0.2
Grade	**g/t**	2.09	2.08	0.5
Gold produced	**Kg**	10 207	10 152	0.5
Cash operating costs	**R/kg**	265 288	242 851	(9.2)
Operating profit	**R'000**	1 306 437	900 734	45.0

Gold production for the September 2011 quarter remained stable at 10 207kg, despite the negative impact of the wage strike in August 2011, which resulted in an estimated loss of 500kg.

Grade remained steady at 2.09g/t.

Higher electricity costs due to two months of winter tariffs and labour costs resulted in the R/kg costs being 9.2% higher at R265 288/kg. In line with the wage agreement, cash operating costs now include a profit share based on 1% of operating profits less capital expenditure from Harmony's South African assets, which amounted to R5.9 million.

Harmony's profit levels were strengthened by a 20.3% increase in the R/kg gold price received, resulting in a 45.0% increase in operating profit to R1.3 billion.

BUILD-UP OPERATIONS

Doornkop

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	277	234	18.4
Grade	g/t	3.13	3.24	(3.4)
Gold produced	Kg	866	757	14.4
Cash operating costs	R/kg	270 487	239 316	(13.0)
Operating profit	R'000	118 607	68 250	73.8

Doornkop had another outstanding production quarter. Gold production increased by 14.4% to 866kg, mainly due to tonnes milled being 18.4% higher at 277 000 tonnes. The stockpile accumulated during the two previous quarters was processed and added to the increased production during the quarter.

Additional emphasis was placed on cleaning, which resulted in an improved mine call factor (MCF) of 94%, up from 81% in the previous quarter.

Cash operating costs increased to R270 487/kg due to higher electricity costs and increased labour costs.

Higher production, combined with an increase in the gold price received, resulted in operating profit being 73.8% higher during the September 2011 quarter. This quarter marks the first quarter of positive operating cash flow after capital since the commencement of commercial production in May 2009.

Kusasalethu

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	331	305	8.5
Grade	g/t	4.69	5.20	(9.8)
Gold produced	Kg	1 554	1 586	(2.0)
Cash operating costs	R/kg	239 336	219 880	(8.8)
Operating profit	R'000	239 736	176 354	35.9

Tonnes milled were 8.5% higher at 331 000 quarter on quarter, which countered a decrease in grade at 4.69g/t due to increased waste in the system. Gold production was 2.0% lower at 1 554kg as a result.

Cash operating costs increased by 8.8% to R239 336/kg due to higher electricity and labour costs.

A higher gold price received realised an operating profit of R239.7 million.

Phakisa

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	113	106	6.6
Grade	g/t	4.65	4.45	4.5
Gold produced	Kg	526	472	11.4
Cash operating costs	R/kg	364 804	284 475	(28.2)
Operating profit	R'000	18 194	24 310	(25.2)

Phakisa achieved its third quarter of increased gold production, with gold production being 11.4% higher quarter on quarter at 526kg, due to an increase in both tonnes milled at 113 000 tonnes and recovery grade at 4.65g/t.

Cash operating costs increased to R364 804/kg, as a result of increased labour and electricity costs, as well as the change in classification of commissioning costs to cash operating costs (which were formerly capitalised).

An increase in gold produced and a higher gold price resulted in Phakisa recording an operating profit of R18.1 million.

Hidden Valley (held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	415	420	(1.2)
Grade	g/t	1.91	1.97	(3.0)
Gold produced	Kg	792	826	(4.1)
Cash operating costs	R/kg	206 563	238 644	13.4
Operating profit	R'000	115 633	59 904	93.0

Gold production at Hidden Valley was 4.1% lower quarter-on-quarter at 792kg primarily due to a lower gold grade. Silver production increased by 11% to 6 860kg associated with a higher grade.

Mill throughput remained constrained for most of the quarter as a result of the overland conveyor belt failure in March 2011. The rectification work and recommissioning of the conveyor was completed during September 2011 with operations expected to return to planned production levels during the December 2011 quarter.

Cash operating costs were lower at R206 563/kg mainly due to the increase in silver production, which is treated as a credit to costs.

Target 1

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	210	168	25.0
Grade	g/t	4.47	4.11	8.8
Gold produced	Kg	939	690	36.1
Cash operating costs	R/kg	223 578	269 323	17.0
Operating profit	R'000	160 102	51 169	>100

Target 1 had an excellent production quarter. Gold production increased by 36.1% to 939kg as a result of the 25.0% increase in tonnes milled and a higher recovery grade of 4.47g/t.

Increased production assisted in lowering cash operating costs by 17.0% quarter on quarter to R223 578/kg, despite increases in electricity and labour costs.

Operating profit increased more than threefold at R160.1 million, when compared to the June 2011 quarter due to higher gold production and an increase in the gold price received.

Target 3

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	78	75	4.0
Grade	g/t	3.09	3.65	(15.3)
Gold produced	Kg	241	274	(12.0)
Cash operating costs	R/kg	444 100	339 956	(30.6)
Operating (loss)/profit	R'000	(12 501)	930	>(100)

Tonnes milled increased by 4.0% to 78 000 tonnes. However, quarter on quarter, the lower recovery grade resulted in gold production decreasing by 12.0% to 241kg. The 15.3% decrease in the recovery grade to 3.09g/t is attributable to lower B reef values, the increase in stoping width at the Elsburg reef and shortage of Basal reef panels in the sub-shaft. We are currently focussing on the B reef progress, using pre-development reef slushers to identify high grade zones. A similar approach is used at Masimong. The Elsburg reef will be undercut to only expose the first and second band and leave the low grade third band in the hanging wall.

Maintenance to increase the support of the brattice wall (the cement wall dividing the shaft in two, a downcast area and an up cast area for the air flow in the main shaft), together with increased electricity and labour costs, resulted in a higher cash operating costs at R444 100/kg for the September 2011 quarter. Higher grades and production are expected when mining commences in the sub-shaft.

STEADY-STATE OPERATIONS

Tshepong

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	287	327	(12.2)
Grade	g/t	4.12	4.50	(8.4)
Gold produced	Kg	1 183	1 473	(19.7)
Cash operating costs	R/kg	263 276	209 333	(25.8)
Operating profit	R'000	161 493	179 753	(10.2)

Safety stoppages, the wage strike and a slow start-up after the wage strike resulted in tonnes milled decreasing by 12.2% to 287 000 tonnes. In addition, a lower recovery grade of 4.12g/t, due to more waste being mined from the decline, resulted in lower gold production of 1 183kg.

Cash operating costs were 25.8% higher at R263 276/kg due to increases in electricity costs and labour costs and the decrease in gold production during the quarter. Despite a very challenging quarter at Tshepong, the operation still managed to record a profit of R161.5 million.

Masimong

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	232	190	22.1
Grade	g/t	3.43	4.35	(21.1)
Gold produced	Kg	796	827	(3.7)
Cash operating costs	R/kg	277 340	214 694	(29.2)
Operating profit	R'000	99 157	95 776	3.5

Masimong increased its tonnes milled by 22.1% to 232 000 tonnes. The waste pass system is currently under maintenance and therefore all the waste was milled, resulting in a lower recovery grade of 3.43g/t. Continued maintenance is expected to continue during the next three quarters, which will result in lower recovery grades.

Cash operating costs increased to R277 340/kg. The 29.2% increase is attributed to higher electricity costs, labour costs and plant costs due to higher volumes processed during the quarter.

Masimong has the potential to reach their production targets as before. The focus on the grade, especially the B reef, is important and is monitored in the form of a short interval control system.

Evander

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	123	132	(6.8)
Grade	g/t	6.94	5.68	22.2
Gold produced	kg	854	750	13.9
Cash operating costs	R/kg	208 597	205 235	(1.6)
Operating profit	R'000	154 944	88 615	74.9

Evander demonstrated its transformation in yet another quarter with gold production being 13.9% higher at 854kg and achieving a much higher recovery grade of 6.94g/t. The higher recovery grade is attributable to the increase in face grade, as more mining crews moved into the main payshoot of the decline section.

Cash operating costs remained stable at R208 597/kg, with increased production offsetting the effect of higher labour costs and electricity increases during the quarter. Higher production and an increase in the gold price received resulted in an increase of 74.9% in operating profit to R154.9 million.

OTHER OPERATIONS

Bambanani

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	92	112	(17.9)
Grade	g/t	5.02	6.56	(23.5)
Gold produced	Kg	462	735	(37.1)
Cash operating costs	R/kg	437 706	302 668	(44.6)
Operating (loss)/profit	R'000	(25 696)	25 032	>(100)

Bambanani has struggled to meet its production targets and to curb its costs for a number of quarters. It was subsequently decided – in line with Harmony's stated strategy to restructure for safe, profitable and quality ounces – to halt mining in the sub shaft. The current activities on the mine have moved from the deeper operating areas to the acceleration of the development of the shaft pillar. We mitigated the effect of the restructuring on jobs by redeploying the majority of the employees to our operations in build-up.

Although the decision impacted on the past quarter's production, production and profits in the long term will improve. Tonnes milled decreased by 17.9% to 92 000, while grade and gold production reduced to 5.02g/t and 462kg. The lower production levels and higher electricity costs resulted in a 44.6% increase in cash operating costs; with an operating loss of R25.7 million being recorded.

Steyn 2

Indicator	Units	September 2011	June 2011	% variance
Gold produced	Kg	36	27	33.3

The decision to restructure Bambanani also impacted Steyn 2 and mining of the decline section was terminated and our focus moved to the shaft pillar. An increase in gold production of 33.3% quarter-on-quarter at 36kg was recorded. The shaft pillar is delivering higher face grades.

Joel

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	147	121	21.5
Grade	g/t	4.70	3.70	27.0
Gold produced	kg	691	448	54.2
Cash operating costs	R/kg	202 729	259 121	21.8
Operating profit	R'000	134 010	34 627	>100

Joel delivered an exceptional quarter, with improvements in all production measures. An increase of 27.0% in recovery grade together with an increase of 21.5% in tonnes milled resulted in a 54.2% increase in gold production at 691kg.

Joel recorded the lowest cash operating cost in the company for the quarter at R202 729/kg, which represents a 21.8% improvement quarter on quarter. As a result an operating profit of R134.0 million was achieved, supported by favourable gold price received during the September 2011 quarter.

Unisel

Indicator	Units	September 2011	June 2011	% variance
Tonnes milled	000	92	106	(13.2)
Grade	g/t	3.70	3.96	(6.6)
Gold produced	Kg	340	420	(19.0)
Cash operating costs	R/kg	360 400	255 486	(41.1)
Operating profit	R'000	15 341	31 884	(51.9)

Unisel lost twenty days of production due to safety stoppages and the wage strike. Tonnes milled decreased by 13.2% and with grade 6.6% lower at 3.7g/t, gold production was 19.0% lower at 340kg.

Grade at Unisel is variable when moving further to the south, due to the ratio between the Basal reef and Leader reef. The Leader reef is present which varies more than the Basal reef and will be closely monitored. The continued increase in seismicity in the decline section of Unisel, together with resulting damages in the footwall excavations, are being closely monitored.

Cash operating costs deteriorated to R360 400/kg owing to significant decreases in production, increased electricity and labour costs. A higher gold price resulted in an operating profit of R15.3 million being recorded for the September 2011 quarter.

SURFACE OPERATIONS (South Africa)

Indicator	Units	September 2011	June 2011	% variance
Tonnes	**000**	2 473	2 565	(3.6)
Grade	**g/t**	0.37	0.34	8.8
Gold produced	**Kg**	927	867	6.9
Cash operating costs	**R/kg**	263 671	268 657	1.9
Operating profit	**R'000**	127 417	64 130	98.7

Surface sources achieved a 6.9% increase in gold production due to an 8.8% increase in the recovery grade at 0.37g/t. The increase is mainly attributable to the Phoenix tailings which recorded a much higher recovery grade when compared to the June 2011 quarter. Tonnes mined and treated decreased to 2 473 000.

Cash operating costs quarter on quarter remained stable at R263 671/kg. Operating profits generated almost doubled to R127.4 million in comparison to the previous quarter, due to the higher gold price received.

Kalgold

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	364	392	(7.1)
Grade	g/t	0.74	0.69	7.2
Gold produced	Kg	270	270	0.0
Cash operating costs	R/kg	337 615	311 819	(8.3)
Operating profit	R'000	20 401	18 247	11.8

Recovery grade was 7.2% higher quarter on quarter at 0.74g/t and tonnes milled 7.1% lower at 364 000 tonnes, resulting in the gold production remaining steady at 270kg.

During the past quarter the cash operating costs increased to R337 615/kg, due to increased labour and electricity costs. An operating profit of R20.4 million was generated during the quarter; mainly due to the increased gold price received.

The pre-primary crushers broke down and will be repaired during the next three months. Ore will be crushed by two mobile plants. Any decrease in throughput will be mitigated by feeding higher grade material from the stock pile. A task team of external and internal experts has been assembled to evaluate the Kalgold plant and prepare an action plan to catch up on backlog maintenance and to implement improvements. Gold production in the next quarterly is likely to be more or less the same as during the September 2011 quarter.

Phoenix (tailings)

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	1 365	1 247	9.5
Grade	g/t	0.16	0.11	45.5
Gold produced	Kg	215	137	56.9
Cash operating costs	R/kg	235 051	297 029	20.9
Operating profit	R'000	34 773	5 169	>100

An increase in tonnes milled and grade at 1 365 000 tonnes and 0.16g/t respectively, resulted in gold production being 56.9% higher at 215kg.

Cash operating costs at R235 051/kg was 20.9% lower quarter on quarter due to higher gold production, whilst an operating profit of R34.8 million was generated.

Surface dumps

Indicator	Units	September 2011	June 2011	% variance
Tonnes	000	744	926	(19.7)
Grade	g/t	0.59	0.50	18.0
Gold produced	Kg	442	460	(3.9)
Cash operating costs	R/kg	232 423	234 874	1.0
Operating profit	R'000	72 243	40 714	77.4

Treatment of tonnes at the surface dumps decreased to 744 000 tonnes, countered, with an increase in the recovery grade to 0.59g/t, resulting in lower gold production at 442kg.

Higher gold prices received, resulted in an operating profit of R72.2 million.

Development

The main object of development is to develop the known orebody to be able to exploit the orebody to its full potential.

A development programme is vital in the life of a mine. The on reef development on a shaft is an indication of the grades that will be mined in future. Important information is derived, such as expected geological structures, dip of the ore body and the channel width.

Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on reef development.

Therefore, the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.

Mineral reserves block grades vs development grades


Cmg/t
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
KUSASALETHU
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL
Mineral Reserves Block Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Doornkop

The South reef development grades remained above 1 000 cmg/t in line with the previous quarter and the rolling four quarter grade is now slightly above the reserve grade. No on-reef development was planned for the Kimberly reef.

Kusasalethu

The quarter on quarter development grade has improved and continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.

Phakisa

The development towards the north continues to show positive results in line with expectation. During the quarter under review, the overall development grades improved to above 1 000 cmg/t despite most of the development at Phakisa still taking place in the lower grade central block.

Masimong

Basal reef and B reef development grades were lower on a quarterly basis. On the Basal reef the reason for lower grade is due to lower values sampled in the new development to the south of the mine, while on the B reef a wide raise had to continue in an out-of-channel area for the purpose of top ventilation holing.

Target (narrow reef mining)

Quarter on quarter there was a decrease in development grades of the narrow reef mining section at Target 1 shaft due to the very erratic nature of the specific area being developed. At Target 3 there has been a steady improvement in metres developed quarter on quarter. However, no Basal reef development took place during the quarter due to the delay of getting back into the Basal reef areas of the sub-shaft. The development done on the A reef and B reef is very encouraging and returned better than expected values.

Tshepong

In general the Basal reef development grades have increased quarter on quarter, while the grades on the B reef were lower. The development focus at Tshepong remains the development of new and existing raise lines on the Basal reef in the higher grade decline area where most of the future mining at the mine will take place.

Bambanani

Most of the development is taking place in the shaft pillar where the development grade remains above 3 000 cmg/t, which is in line with expectations.

Evander 8

There was an improvement in the quarter on quarter development grade with the rolling four quarter grade now matching the reserve grade. The reserve at Evander is now made up of the Kinross payshoot in the decline area of the mine where the grades in the raise lines being developed remained in line with expectations.

Joel

There was a slight decrease in the development grades quarter on quarter which is in line with the grade variability expected of the ore body. The grade in the winzes being developed from 121 level to 129 level, in the very prospective north-western portion of the mine, remains good.

Virginia (Unisel)

At Unisel, the development grade of the Basal reef is in line with expectations, while the Leader reef grade was lower than expected. In some areas in the decline section the separation between the Middle reef and Basal reef is less than one meter and they are being developed jointly and will be mined as such.

Exploration

International (Papua New Guinea)

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

Drilling continues to confirm the world class nature of the mineral endowment. Early indications from metallurgical test work programs are confirming excellent recoveries and product grades. Two large capacity drill rigs arrived in Lae and will extend the drill fleet to eight rigs in latter part of Quarter 2.

Early construction activities have continued including an expansion of camp facilities to support an increase in the drilling and construction workforce with two of the additional three drill rigs now in country.

Construction and improvement of the access road to the proposed site continued during the quarter and stakeholder engagement with the community, landowners and various government agencies is ongoing.

The pre-feasibility study remains on schedule for completion in the first half of calendar 2012 and commencement of the detailed feasibility study by mid-2012.


PLAN VIEW
WR315 (reported previously)
525m @ 0.34g/t Au, 0.08% Cu
incl. 94m @ 0.8g/t Au, 0.2% Cu
Miapilli
Porphyry
OPEN
OPEN
New
Gold Zone
Golpu(1)
19.3Moz Au
9.0Mt Cu
WR406
21,000mN
Nambonga(1)
1.0Moz Au
4400mRL
profile
Diatreme
WR406(2)
861m @ 1.51g/t Au, 1.48% Cu
Wafi(1)
6.2Moz Au
20,000mN
NORTH
500 m
20,000mE
* hole in progress

(1) Refer to Harmony's annual statement of Mineral resources and reserves at 30 June 2011. Resource figures quoted on 100% basis.

(2) Incomplete intersection reported.

During the quarter, drilling at Wafi-Golpu focused on increasing the level of confidence in the geological model within the central and northern parts of the porphyry system to support a future reserve upgrade and the pre-feasibility study. Significant results include:

- WR396_W2: 223m @ 0.61% Cu, 0.40g/t Au from 1 299m
- WR402: 160m @ 0.51% Cu, 0.18g/t Au from 490m
- WR405: 707m @ 0.53% Cu, 0.49g/t Au from 771m including 126m @ 0.73% Cu and 0.23g/t Au from 1 092m
- WR406[(1)]: 417m @ 1.49% Cu, 1.65g/t Au from 958m

The Golpu system has been extended at depth where drillhole WR406, designed to test 200m below the high grade intersection within WR377 (883m at 2.23g/t Au and 2.15% Cu), intersected 417m at 1.65g/t Au and 1.49%Cu. Mineralisation remains open to the north and at depth and step out drilling targeting the northern extent of the high grade mineralisation is in progress.

(1) Partial result

Wafi structural corridor

Zimake (EL1590)

Results received for broad spaced ridge and spur soil sampling at Zimake target has defined a +1.5 km² Cu-Au anomaly coincident with a circular magnetic anomaly. Copper and gold geochemistry in soil and rock chips correlate extremely well with values ranging up to 0.5 g/t Au and 0.2% Cu. The metal association from the soil indicates possible porphyry copper + gold mineralisation at depth.

Fieldwork including grid based soil sampling and mapping is underway to assist with drill targeting.

Hidden Valley district exploration

At Hidden Valley, drilling continued to increase the confidence in the mineral resource within the Kaveroi lode and test the down dip and strike extensions of Hidden Valley and Kaveroi lodes. The mineralisation in this direction has now been confirmed.

Significant results include:

- HVDD106 8m @ 11g/t Au and 12g/t Ag from 170m
- HVDD107 12m @ 2.1g/t Au and 8g/t Ag from 274m
- HVDD108 26m @ 1.2g/t Au and 7g/t Ag from 263m

Results from drill testing of the Hamata deposit confirm the presence of mineralisation down dip of the current Inferred Resource boundary. Significant intersections include:

- HMDD005 43.5m @ 4.7g/t Au from 24.5m
- HMDD009 13m @ 6.4g/t Au from 47m
- HMDD010 13m @ 8.7g/t Au from 49m and 7m @ 6.4g/t Au from 241m
- HMDD011 12.3m @ 4.9g/t Au from 45m

PNG Exploration (Harmony 100%)

Mount Hagen project (EL1611 and EL1596)

Exploration work at Mt Hagen remained focused on drill testing at the Kurunga Intrusive Complex (KIC). Exploration activities also included ridge and spur soil sampling and detailed mapping at the Ugti Creek, Mt Maragabui, and Rulna Prospects (495 samples), although results to date for these prospects have not warranted additional follow-up.

Bakil Prospect (EL1611)

No geological field work was undertaken during the quarter although drill pads for two holes were prepared ahead of drill testing scheduled for Q2FY12.

Kurunga Prospect (EL1596) and Penamb Prospect (EL1596)

Drilling to test Cu-Au-Mo anomalism associated with the KIC continued during the quarter with three holes for 1 160m completed. Drilling progressed to the Penamb anomaly where geology encountered was extremely encouraging.

The drilling intersected a mineralised potassic vein stockwork with an increase in disseminated chalcopyrite. This potassic zone transitions into 200m of phyllic stockwork to end of hole. This clear shift from outer potassic to phyllic alteration zones suggests potential and proximity of a significant mineralised Cu-Mo-Au system.

Vein mineralogies include quartz-pyrite-molybdenite-magnetite± chalcopyrite, quartz-carbonate-pyrite-sericite and quartz-anhydrite-pyrite-sericte, which is also highly encouraging.

Assays received to date resulted in 285m @ 0.1% Cu, 83 ppm Mo from 72m (PNDD001).



Figure 2: PNDD001; 599m. Biotite altered metasediments with quartz vein stockwork containing chalcopyrite, molybdenum, pyrite and magnetite. Assays pending.

Operating results (Rand/Metric) (US$/Imperial)

			Underground production – South Africa													Surface production – South Africa								
		Three months ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Inter-national Other	Harmony Total
Ore milled	**– t'000**	**Sep-11**	**92**	**277**	**123**	**147**	**331**	**232**	**113**	**–**	**210**	**78**	**287**	**92**	**1 982**	**364**	**1 365**	**744**	**2 473**	**–**	**4 455**	**415**	**–**	**4 870**
		Jun-11	112	234	132	121	305	190	106	–	168	75	327	106	1 876	392	1 247	926	2 565	–	4 441	420	–	4 861
Gold produced	**– kg**	**Sep-11**	**462**	**866**	**854**	**691**	**1 554**	**796**	**526**	**36**	**939**	**241**	**1 183**	**340**	**8 488**	**270**	**215**	**442**	**927**	**–**	**9 415**	**792**	**–**	**10 207**
		Jun-11	735	757	750	448	1 586	827	472	27	690	274	1 473	420	8 459	270	137	460	867	–	9 326	826	–	10 152
Gold produced	**– oz**	**Sep-11**	**14 854**	**27 843**	**27 457**	**22 216**	**49 962**	**25 592**	**16 911**	**1 157**	**30 190**	**7 748**	**38 034**	**10 931**	**272 895**	**8 681**	**6 912**	**14 211**	**29 804**	**–**	**302 699**	**25 463**	**–**	**328 162**
		Jun-11	23 631	24 338	24 113	14 404	50 991	26 589	15 175	868	22 184	8 809	47 358	13 503	271 963	8 681	4 405	14 789	27 875	–	299 838	26 556	–	326 394
Yield	**– g/tonne**	**Sep-11**	**5.02**	**3.13**	**6.94**	**4.70**	**4.69**	**3.43**	**4.65**	**–**	**4.47**	**3.09**	**4.12**	**3.70**	**4.26**	**0.74**	**0.16**	**0.59**	**0.37**	**–**	**2.11**	**1.91**	**–**	**2.09**
		Jun-11	6.56	3.24	5.68	3.70	5.20	4.35	4.45	–	4.11	3.65	4.50	3.96	4.49	0.69	0.11	0.50	0.34	–	2.09	1.97	–	2.08
Cash operating costs	**– R/kg**	**Sep-11**	**437 706**	**270 487**	**208 597**	**202 729**	**239 336**	**277 340**	**364 804**	**–**	**223 578**	**444 100**	**263 276**	**360 400**	**270 969**	**337 615**	**235 051**	**232 423**	**263 671**	**–**	**270 247**	**206 563**	**–**	**265 288**
		Jun-11	302 668	239 316	205 235	259 121	219 880	214 694	284 475	–	269 323	339 956	209 333	255 486	240 610	311 819	297 029	234 874	268 657	–	243 225	238 644	–	242 851
Cash operating costs	**– $/oz**	**Sep-11**	**1 907**	**1 178**	**909**	**883**	**1 043**	**1 208**	**1 589**	**–**	**974**	**1 935**	**1 147**	**1 570**	**1 180**	**1 471**	**1 024**	**1 013**	**1 149**	**–**	**1 177**	**900**	**–**	**1 156**
		Jun-11	1 389	1 099	942	1 190	1 009	986	1 306	–	1 236	1 561	961	1 173	1 105	1 431	1 363	1 078	1 233	–	1 117	1 096	–	1 115
Cash operating costs	**– R/tonne**	**Sep-11**	**2 198**	**846**	**1 448**	**953**	**1 124**	**952**	**1 698**	**–**	**1 000**	**1 372**	**1 085**	**1 332**	**1 156**	**250**	**37**	**138**	**99**	**–**	**569**	**394**	**–**	**554**
		Jun-11	1 986	774	1 166	959	1 143	934	1 267	–	1 106	1 242	943	1 012	1 081	215	33	117	91	–	509	469	–	506
Gold sold	**– kg**	**Sep-11**	**457**	**860**	**841**	**710**	**1 462**	**786**	**520**	**36**	**927**	**238**	**1 170**	**336**	**8 343**	**269**	**223**	**448**	**940**	**–**	**9 283**	**665**	**–**	**9 948**
		Jun-11	758	762	727	480	1 583	854	487	27	756	300	1 520	434	8 688	354	137	460	951	–	9 639	773	–	10 412
Gold sold	**– oz**	**Sep-11**	**14 693**	**27 650**	**27 039**	**22 827**	**47 004**	**25 270**	**16 718**	**1 157**	**29 804**	**7 652**	**37 616**	**10 803**	**268 233**	**8 649**	**7 170**	**14 404**	**30 223**	**–**	**298 456**	**21 380**	**–**	**319 836**
		Jun-11	24 370	24 499	23 374	15 432	50 895	27 457	15 657	868	24 306	9 645	48 869	13 953	279 325	11 381	4 405	14 789	30 575	–	309 900	24 852	–	334 752
Revenue	**(R'000)**	**Sep-11**	**175 069**	**348 165**	**329 960**	**282 825**	**575 039**	**314 230**	**205 781**	**–**	**366 466**	**92 696**	**466 248**	**135 929**	**3 292 408**	**108 833**	**89 235**	**179 650**	**377 718**	**–**	**3 670 126**	**259 038**	**–**	**3 929 164**
		Jun-11	249 573	251 188	239 907	158 441	521 415	281 110	160 566	–	248 583	98 673	499 685	142 338	2 851 479	116 059	45 336	151 481	312 876	–	3 164 355	257 876	–	3 422 231
Cash operating costs	**(R'000)**	**Sep-11**	**202 220**	**234 242**	**178 142**	**140 086**	**371 928**	**220 763**	**191 887**	**–**	**209 940**	**107 028**	**311 456**	**122 536**	**2 290 228**	**91 156**	**50 536**	**102 731**	**244 423**	**–**	**2 534 651**	**163 598**	**–**	**2 698 249**
		Jun-11	222 461	181 162	153 926	116 086	348 730	177 552	134 272	–	185 833	93 148	308 348	107 304	2 028 822	84 191	40 693	108 042	232 926	–	2 261 748	197 120	–	2 458 868
Inventory movement	**(R'000)**	**Sep-11**	**(1 455)**	**(4 684)**	**(3 126)**	**8 729**	**(36 625)**	**(5 690)**	**(4 300)**	**–**	**(3 576)**	**(1 831)**	**(6 701)**	**(1 948)**	**(61 207)**	**(2 724)**	**3 926**	**4 676**	**5 878**	**–**	**(55 329)**	**(20 193)**	**–**	**(75 522)**
		Jun-11	2 080	1 776	(2 634)	7 728	(3 669)	7 782	1 984	–	11 581	4 595	11 584	3 150	45 957	13 621	(526)	2 725	15 820	–	61 777	852	–	62 629
Production costs	**(R'000)**	**Sep-11**	**200 765**	**229 558**	**175 016**	**148 815**	**335 303**	**215 073**	**187 587**	**–**	**206 364**	**105 197**	**304 755**	**120 588**	**2 229 021**	**88 432**	**54 462**	**107 407**	**250 301**	**–**	**2 479 322**	**143 405**	**–**	**2 622 727**
		Jun-11	224 541	182 938	151 292	123 814	345 061	185 334	136 256	–	197 414	97 743	319 932	110 454	2 074 779	97 812	40 167	110 767	248 746	–	2 323 525	197 972	–	2 521 497
Operating profit*	**(R'000)**	**Sep-11**	**(25 696)**	**118 607**	**154 944**	**134 010**	**239 736**	**99 157**	**18 194**	**–**	**160 102**	**(12 501)**	**161 493**	**15 341**	**1 063 387**	**20 401**	**34 773**	**72 243**	**127 417**	**–**	**1 190 804**	**115 633**	**–**	**1 306 437**
		Jun-11	25 032	68 250	88 615	34 627	176 354	95 776	24 310	–	51 169	930	179 753	31 884	776 700	18 247	5 169	40 714	64 130	–	840 830	59 904	–	900 734
Operating profit*	**($'000)**	**Sep-11**	**(3 599)**	**16 611**	**21 702**	**18 768**	**33 578**	**13 888**	**2 548**	**–**	**22 424**	**(1 751)**	**22 619**	**2 148**	**148 936**	**2 857**	**4 869**	**10 118**	**17 844**	**–**	**166 780**	**16 195**	**–**	**182 975**
		Jun-11	3 694	10 074	13 080	5 110	26 029	14 135	3 588	–	7 552	137	26 530	4 706	114 635	2 693	763	6 009	9 465	–	124 100	8 842	–	132 942
Capital expenditure**	**(R'000)**	**Sep-11**	**43 790**	**64 717**	**37 580**	**13 227**	**97 564**	**50 101**	**73 938**	**32 907**	**62 600**	**11 899**	**58 700**	**15 689**	**562 712**	**9 635**	**63**	**12 647**	**22 345**	**5 771**	**590 828**	**39 937**	**69 337**	**700 102**
		Jun-11	52 308	70 860	50 484	18 350	105 246	48 441	93 305	37 490	76 220	14 189	72 124	16 440	655 457	5 765	5 526	22 655	33 946	21 311	710 714	76 972	49 954	837 640
Capital expenditure**	**($'000)**	**Sep-11**	**6 133**	**9 064**	**5 263**	**1 853**	**13 665**	**7 017**	**10 356**	**4 609**	**8 768**	**1 667**	**8 222**	**2 197**	**78 814**	**1 349**	**9**	**1 771**	**3 129**	**808**	**82 751**	**5 594**	**9 711**	**98 056**
		Jun-11	7 720	10 458	7 451	2 708	15 534	7 150	13 771	5 533	11 250	2 094	10 645	2 426	96 740	851	816	3 344	5 011	3 145	104 896	11 361	7 373	123 630

Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.

* Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.

** The total capital expenditure reported in the June 2011 quarter was R787.7 million (US$116.3 million), which excluded the capital expenditure for International other.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Continuing operations					
Revenue		3 929	3 422	3 083	12 445
Cost of sales	2	(3 192)	(3 491)	(2 995)	(11 615)
Production costs		(2 623)	(2 521)	(2 431)	(9 170)
Amortisation and depreciation		(475)	(477)	(426)	(1 776)
Impairment of assets		–	(264)	–	(264)
Employment termination and restructuring costs		(34)	–	(78)	(158)
Other items		(60)	(229)	(60)	(247)
Gross profit/(loss)		**737**	**(69)**	**88**	**830**
Corporate, administration and other expenditure		(84)	(71)	(94)	(354)
Social investment expenditure		(15)	(18)	(16)	(84)
Exploration expenditure	3	(97)	(102)	(99)	(353)
Profit on sale of property, plant and equipment		26	5	16	29
Other income/(expenses) – net		18	33	(54)	(24)
Operating profit/(loss)		**585**	**(222)**	**(159)**	**44**
Loss from associates		–	–	(8)	(51)
Reversal of impairment/(impairment) of investment in associate	5	48	18	–	(142)
Net (loss)/gain on financial instruments		(26)	22	38	141
Gain on farm-in option		–	–	273	273
Investment income		16	24	14	140
Finance cost		(73)	(89)	(59)	(288)
Profit/(loss) before taxation		**550**	**(247)**	**99**	**117**
Taxation		(72)	205	6	480
Normal taxation		(40)	10	(9)	(12)
Deferred taxation		(32)	195	15	492
Net profit/(loss) from continuing operations		**478**	**(42)**	**105**	**597**
Discontinued operations					
(Loss)/profit from discontinued operations		–	–	(3)	20
Net profit/(loss) for the period		**478**	**(42)**	**102**	**617**
Attributable to:					
Owners of the parent		478	(42)	102	617
Non-controlling interest		–	–	–	–
Earnings/(loss) per ordinary share (cents)	6				
Earnings/(loss) from continuing operations		111	(10)	24	139
(Loss)/earnings from discontinued operations		–	–	(1)	5
Total earnings/(loss) per ordinary share (cents)		**111**	**(10)**	**23**	**144**
Diluted earnings/(loss) per ordinary share (cents)	6				
Earnings/(loss) from continuing operations		111	(10)	24	139
(Loss)/earnings from discontinued operations		–	–	(1)	5
Total diluted earnings/(loss) per ordinary share (cents)		**111**	**(10)**	**23**	**144**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Net profit/(loss) for the period	478	(42)	102	617
Other comprehensive income for the period, net of income tax	955	418	106	368
Foreign exchange translation	924	473	106	470
Fair value movement of available-for-sale investments	31	(55)	–	(102)
Total comprehensive income for the period	**1 433**	**376**	**208**	**985**
Attributable to:				
Owners of the parent	1 433	376	208	985
Non-controlling interest	–	–	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	4	32 278	31 221	29 873
Intangible assets		2 171	2 170	2 199
Restricted cash		31	31	116
Restricted investments		1 860	1 883	1 787
Investments in associates		–	–	377
Deferred tax assets		1 287	1 149	734
Investments in financial assets		215	185	296
Inventories		168	172	237
Trade and other receivables		24	23	67
Total non-current assets		**38 034**	**36 834**	**35 686**
Current assets				
Inventories		1 006	837	902
Trade and other receivables		876	1 073	649
Income and mining taxes		100	139	73
Cash and cash equivalents		1 325	693	772
		3 307	2 742	2 396
Assets of disposal groups classified as held-for-sale	5	314	268	–
Total current assets		**3 621**	**3 010**	**2 396**
Total assets		**41 655**	**39 844**	**38 082**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		28 314	28 305	28 269
Other reserves		1 741	762	395
Retained earnings		1 313	1 093	578
Total equity		**31 368**	**30 160**	**29 242**
Non-current liabilities				
Deferred tax liabilities		4 300	4 216	4 306
Provision for environmental rehabilitation		2 046	1 971	1 723
Retirement benefit obligation and other provisions		174	174	169
Borrowings	7	1 684	1 229	970
Total non-current liabilities		**8 204**	**7 590**	**7 168**
Current liabilities				
Borrowings	7	331	330	207
Income and mining taxes		3	2	13
Trade and other payables		1 733	1 746	1 452
		2 067	2 078	1 672
Liabilities of disposal groups classified as held-for-sale		16	16	–
Total current liabilities		**2 083**	**2 094**	**1 672**
Total equity and liabilities		**41 655**	**39 844**	**38 082**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand) (Unaudited)

for the three months ended 30 September 2011

Figures in million	Note	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011		28 305	762	1 093	30 160
Issue of shares		9	–	–	9
Share-based payments		–	24	–	24
Net profit for the period		–	–	478	478
Other comprehensive income for the period		–	955	–	955
Dividends paid	9	–	–	(258)	(258)
Balance – 30 September 2011		**28 314**	**1 741**	**1 313**	**31 368**
Balance – 30 June 2010		28 261	258	690	29 209
Issue of shares		8	–	–	8
Share-based payments		–	31	–	31
Net profit for the period		–	–	102	102
Other comprehensive income for the period		–	106	–	106
Dividends paid		–	–	(214)	(214)
Balance – 30 September 2010		**28 269**	**395**	**578**	**29 242**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Cash flow from operating activities				
Cash generated by operations	1 092	1 052	703	2 418
Interest and dividends received	16	24	14	140
Interest paid	(41)	(35)	(30)	(134)
Income and mining taxes paid	–	(19)	(4)	(45)
Cash generated by operating activities	**1 067**	**1 022**	**683**	**2 379**
Cash flow from investing activities				
(Increase)/decrease in restricted cash	–	(4)	30	116
Proceeds on disposal of investment in subsidiary	–	–	229	229
Proceeds on disposal of available-for-sale financial assets	–	–	–	16
Prepayment for Evander 6 and Twistdraai transaction	–	100	–	100
Other investing activities	–	(10)	10	(5)
Net additions to property, plant and equipment	(668)	(829)	(748)	(3 110)
Cash utilised by investing activities	**(668)**	**(743)**	**(479)**	**(2 654)**
Cash flow from financing activities				
Borrowings raised	799	150	–	925
Borrowings repaid	(352)	(415)	(7)	(546)
Ordinary shares issued – net of expenses	9	15	8	44
Dividends paid	(258)	–	(214)	(214)
Cash generated/(utilised) by financing activities	**198**	**(250)**	**(213)**	**209**
Foreign currency translation adjustments	**35**	**8**	**11**	**(11)**
Net increase/(decrease) in cash and cash equivalents	632	37	2	(77)
Cash and cash equivalents – beginning of period	693	656	770	770
Cash and cash equivalents – end of period	**1 325**	**693**	**772**	**693**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2011 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the three months ended 30 September 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Production costs	2 591	2 508	2 408	9 074
Royalty expense	32	13	23	96
Amortisation and depreciation	475	477	426	1 776
Impairment of assets(1)	–	264	–	264
Rehabilitation expenditure	5	61	4	74
Care and maintenance cost of restructured shafts	31	37	25	124
Employment termination and restructuring costs(2)	34	–	78	158
Share-based payments	24	45	31	136
Other(3)	–	86	–	(87)
Total cost of sales	**3 192**	**3 491**	**2 995**	**11 615**

(1) During the June 2011 quarter, an impairment of R264 million relating to President Steyn 1 and 2 shafts and St Helena was recorded.

(2) The amount of R34 million in September 2011 quarter relates to restructuring at the Bambanani shaft.

(3) Included in Other for the June 2011 quarter is R41 million for the write down of the Steyn plant demolishment project.

3. Exploration expenditure

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Total exploration expenditure	105	111	106	398
Less: Expenditure capitalised(1)	(8)	(9)	(7)	(45)
Exploration expenditure per income statement	**97**	**102**	**99**	**353**

(1) Relates to brownfields exploration at Hidden Valley.

4. Property, plant and equipment

During the September quarter the Rand had weakened over 20% against the Kina and resulted in an increase of R836 million in the carrying amount. The corresponding entry was recorded in other reserves through other comprehensive income.

5. Disposal groups classified as held for sale and discontinued operations

Investment in associate

The investment in Rand Uranium has been classified as held for sale following a decision by the shareholders of the company to commence with a process to sell the company. In terms of the binding offer accepted by the shareholders on 21 April 2011, the capital portion of the subordinated shareholder's loan of R61 million due to the group will be repaid out of the sale proceeds. The group's attributable portion of the sale proceeds amounts to US$37.25 million. The investment is carried at the lower of carrying value and fair value less cost to sell. At each reporting date, the carrying value is remeasured for possible impairment or reversal of impairment. An impairment of R142 million has been recognised for the 2011 year. During September 2011 quarter, a reversal of impairment of R48 million was recognised resulting from changes in the US$/R exchange rate.

6. Earnings/(loss) and net asset value per share

Earnings/(loss) per share is calculated on the weighted average number of shares in issue for the three months ended 30 September 2011: 430.1 million (30 June 2011: 430.0 million, 30 September 2010: 428.7 million), and the year ended 30 June 2011: 429.3 million.

The diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the three months ended 30 September 2011: 431.6 million (30 June 2011: 431.4 million, 30 September 2010: 429.9 million), and the year ended 30 June 2011: 430.4 million.

	Three months ended			Year ended
	30 September 2011 (Unaudited)	30 June 2011 (Unaudited)	30 September 2010 (Unaudited)	30 June 2011 (Audited)
Total earnings/(loss) per share (cents):				
Basic earnings/(loss)	111	(10)	23	144
Diluted earnings/(loss)	111	(10)	23	144
Headline earnings	95	30	33	223
– from continuing operations	95	30	33	223
– from discontinued operations	–	–	–	–
Diluted headline earnings	95	30	33	222
– from continuing operations	95	30	33	222
– from discontinued operations	–	–	–	–
Figures in million				
Reconciliation of headline earnings:				
Continuing operations				
Net profit/(loss)	478	(42)	105	597
Adjusted for:				
Profit on sale of property, plant and equipment	(26)	(5)	(16)	(29)
Taxation effect of profit on sale of property, plant and equipment	7	1	5	7
Net gain on financial instruments	–	(6)	–	(7)
Taxation effect of net gain on financial instruments	–	2	–	2
(Reversal of impairment)/impairment of investment in associate*	(48)	(18)	–	142
Foreign exchange loss reclassified from other comprehensive income*	–	–	47	47
Impairment of assets	–	264	–	264
Taxation effect of impairment of assets	–	(66)	–	(66)
Headline earnings	411	130	141	957
Discontinued operations				
Net (loss)/profit	–	–	(3)	20
Adjusted for:				
Profit on sale of investment in subsidiary	–	–	(138)	(138)
Taxation effect of profit on sale of investment in subsidiary	–	–	34	34
Foreign exchange loss reclassified from other comprehensive income	–	–	107	84
Headline earnings	–	–	–	–
Total headline earnings	**411**	**130**	**141**	**957**

* There is no taxation effect on these items.

Net asset value per share (cents)

	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
Number of shares in issue	430 272 715	430 084 628	428 850 584
Net asset value per share (cents)	7 290	7 013	6 819

7. Borrowings

Figures in million	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
Total long-term borrowings	1 684	1 229	970
Total current portion of borrowings	331	330	207
Total borrowings (1) (2)	**2 015**	**1 559**	**1 177**

(1) At 30 September 2011, R300 million (30 June 2011: R400 million, 30 September 2010: R300 million) of the Nedbank facilities had not been drawn down.

On 11 August 2011, the group entered into a US$300 million syndicated revolving credit facility, which was jointly arranged by Nedbank Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division). The facility is repayable after four years and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

At 30 September 2011, US$250 million of this facility had not been drawn down.

(2) Included in the borrowings is R52 million (30 June 2011: R51 million; September 2010: R74 million) owed to Westpac Bank Limited in terms of a finance lease agreement.

The future minimum lease payments are as follows:

Figures in million	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
Due within one year	31	29	30
Due between one and five years	22	23	46
	53	52	76
Future finance charges	(1)	(1)	(2)
Total future minimum lease payments	**52**	**51**	**74**

8. Commitments and contingencies

Figures in million	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
Capital expenditure commitments:			
Contracts for capital expenditure	290	194	369
Authorised by the directors but not contracted for	3 570	1 504	2 070
	3 860	**1 698**	**2 439**

This expenditure will be financed from existing resources and borrowings where necessary.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's integrated annual report for the year ended 30 June 2011, available on the group's website at www.harmony.co.za. There were no significant changes in contingencies since 30 June 2011.

9. Dividends paid

On 12 August 2011, the board approved a payment of dividend of 60 SA cents per share for the year ended 30 June 2011. The total dividend amounting to R258 million was paid on 19 September 2011.

10. Subsequent events

There are no subsequent events to report.

11. Segment report

The segment report follow on page 23.

12. Reconciliation of segment information to consolidated income statements

Figures in million	30 September 2011 (Unaudited)	30 September 2010 (Unaudited)
The "Reconciliation of segment information to consolidated income statement" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement and segment report:		
Reconciliation of production profit to gross profit:		
Total segment revenue	3 929	3 083
Total segment production costs and royalty expense	(2 623)	(2 431)
Production profit per segment report	1 306	652
Cost of sales items other than production costs and royalty expense	(569)	(564)
Amortisation and depreciation	(475)	(426)
Employment termination and restructuring costs	(34)	(78)
Share-based payments	(24)	(31)
Rehabilitation costs	(5)	(4)
Care and maintenance costs of restructured shafts	(31)	(25)
Gross profit as per income statements*	**737**	**88**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

SEGMENT REPORT (Rand/Metric) (Unaudited)

for the three months ended 30 September 2011

	Revenue		Production cost		Production profit		Capital expenditure		Kilograms produced		Tonnes milled	
	September		September		September		September		September		September	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	R million		R million		R million		R million		kg		t'000	
South Africa												
Underground												
Bambanani (1)	175	270	201	223	(26)	47	77	83	498	942	92	129
Doornkop	348	168	230	148	118	20	65	70	866	541	277	140
Evander	330	174	175	176	155	(2)	38	59	854	552	123	140
Joel	283	44	149	75	134	(31)	13	18	691	148	147	40
Kusasalethu	575	475	335	387	240	88	98	104	1 554	1 513	331	269
Masimong	314	374	215	202	99	172	50	41	796	1 263	232	243
Phakisa	206	112	188	111	18	1	74	92	526	377	113	86
Target (2)	459	244	311	189	148	55	75	118	1 180	947	288	205
Tshepong	466	500	305	294	161	206	59	61	1 183	1 688	287	338
Virginia	136	223	121	225	15	(2)	16	30	340	760	92	244
Surface												
All other surface operations (3)	378	317	250	238	128	79	26	12	927	1 069	2 473	2 837
Total South Africa	**3 670**	**2 901**	**2 480**	**2 268**	**1 190**	**633**	**591**	**688**	**9 415**	**9 800**	**4 455**	**4 671**
International												
Hidden Valley	259	182	143	163	116	19	40	61	792	671	415	427
Other	–	–	–	–	–	–	69	–	–	–	–	–
Total international	**259**	**182**	**143**	**163**	**116**	**19**	**109**	**61**	**792**	**671**	**415**	**427**
Total operations	**3 929**	**3 083**	**2 623**	**2 431**	**1 306**	**652**	**700**	**749**	**10 207**	**10 471**	**4 870**	**5 098**
Reconciliation of the segment information to the consolidated income statement (refer to note 12)	–	–	–	–								
	3 929	**3 083**	**2 623**	**2 431**								

(1) Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.
(2) The September 2010 production statistics includes Target 3 for information purpose. Target 3 was still in build-up phase with revenue and costs being capitalised.
(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.









RESULTS FOR THE THREE MONTHS ENDED 30 SEPTEMBER 2011 (US$)






Operating results (US$/Imperial)

			Underground production – South Africa													Surface production – South Africa								
		Three months ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Inter-national Other	Harmony Total
Ore milled	**– t'000**	**Sep-11**	**101**	**305**	**136**	**162**	**365**	**256**	**125**	**–**	**232**	**86**	**316**	**101**	**2 185**	**401**	**1 505**	**820**	**2 726**	**–**	**4 911**	**458**	**–**	**5 369**
		Jun-11	124	258	146	133	336	210	117	–	185	83	361	117	2 070	432	1 375	1 021	2 828	–	4 898	463		5 361
Gold produced	**– oz**	**Sep-11**	**14 854**	**27 843**	**27 457**	**22 216**	**49 962**	**25 592**	**16 911**	**1 157**	**30 190**	**7 748**	**38 034**	**10 931**	**272 895**	**8 681**	**6 912**	**14 211**	**29 804**	**–**	**302 699**	**25 463**	**–**	**328 162**
		Jun-11	23 631	24 338	24 113	14 404	50 991	26 589	15 175	868	22 184	8 809	47 358	13 503	271 963	8 681	4 405	14 789	27 875	–	299 838	26 556	–	326 394
Yield	**– oz/t**	**Sep-11**	**0.147**	**0.091**	**0.202**	**0.137**	**0.137**	**0.100**	**0.135**	**–**	**0.130**	**0.090**	**0.120**	**0.108**	**0.124**	**0.022**	**0.005**	**0.017**	**0.011**	**–**	**0.061**	**0.056**	**–**	**0.061**
		Jun-11	0.191	0.094	0.165	0.108	0.152	0.127	0.130	–	0.120	0.106	0.131	0.115	0.131	0.020	0.003	0.014	0.010	–	0.061	0.057	–	0.061
Cash operating costs	**– $/oz**	**Sep-11**	**1 907**	**1 178**	**909**	**883**	**1 043**	**1 208**	**1 589**	**–**	**974**	**1 935**	**1 147**	**1 570**	**1 180**	**1 471**	**1 024**	**1 013**	**1 149**	**–**	**1 177**	**900**	**–**	**1 156**
		Jun-11	1 389	1 099	942	1 190	1 009	986	1 306	–	1 236	1 561	961	1 173	1 105	1 431	1 363	1 078	1 233	–	1 117	1 096	–	1 115
Cash operating costs	**– $/t**	**Sep-11**	**280**	**108**	**183**	**121**	**143**	**121**	**215**	**–**	**127**	**174**	**138**	**170**	**147**	**32**	**5**	**18**	**13**	**–**	**72**	**50**	**–**	**70**
		Jun-11	265	104	156	129	153	125	169	–	148	166	126	135	145	29	4	16	12	–	68	63	–	68
Gold sold	**– oz**	**Sep-11**	**14 693**	**27 650**	**27 039**	**22 827**	**47 004**	**25 270**	**16 718**	**1 157**	**29 804**	**7 652**	**37 616**	**10 803**	**268 233**	**8 649**	**7 170**	**14 404**	**30 223**	**–**	**298 456**	**21 380**	**–**	**319 836**
		Jun-11	24 370	24 499	23 374	15 432	50 895	27 457	15 657	868	24 306	9 645	48 869	13 953	279 325	11 381	4 405	14 789	30 575	–	309 900	24 852	–	334 752
Revenue	**($'000)**	**Sep-11**	**24 520**	**48 764**	**46 214**	**39 612**	**80 540**	**44 011**	**28 822**	**–**	**51 327**	**12 983**	**65 303**	**19 038**	**461 134**	**15 243**	**12 498**	**25 162**	**52 903**	**–**	**514 037**	**36 281**	**–**	**550 318**
		Jun-11	36 835	37 074	35 409	23 385	76 957	41 490	23 698	–	36 689	14 563	73 750	21 008	420 858	17 129	6 691	22 357	46 177	–	467 035	38 061	–	505 096
Cash operating costs	**($'000)**	**Sep-11**	**28 323**	**32 809**	**24 950**	**19 621**	**52 092**	**30 920**	**26 876**	**–**	**29 404**	**14 990**	**43 623**	**17 163**	**320 771**	**12 768**	**7 079**	**14 389**	**34 236**	**–**	**355 007**	**22 914**	**–**	**377 921**
		Jun-11	32 834	26 738	22 718	17 134	51 470	26 206	19 817	–	27 428	13 748	45 510	15 837	299 440	12 426	6 006	15 946	34 378	–	333 818	29 093	–	362 911
Inventory movement	**($'000)**	**Sep-11**	**(204)**	**(656)**	**(438)**	**1 223**	**(5 130)**	**(797)**	**(602)**	**–**	**(501)**	**(256)**	**(939)**	**(273)**	**(8 573)**	**(382)**	**550**	**655**	**823**	**–**	**(7 750)**	**(2 828)**	**–**	**(10 578)**
		Jun-11	307	262	(389)	1 141	(542)	1 149	293	–	1 709	678	1 710	465	6 783	2 010	(78)	402	2 334	–	9 117	126	–	9 243
Production costs	**($'000)**	**Sep-11**	**28 119**	**32 153**	**24 512**	**20 844**	**46 962**	**30 123**	**26 274**	**–**	**28 903**	**14 734**	**42 684**	**16 890**	**312 198**	**12 386**	**7 629**	**15 044**	**35 059**	**–**	**347 257**	**20 086**	**–**	**367 343**
		Jun-11	33 141	27 000	22 329	18 275	50 928	27 355	20 110	–	29 137	14 426	47 220	16 302	306 223	14 436	5 928	16 348	36 712	–	342 935	29 219	–	372 154
Operating profit*	**($'000)**	**Sep-11**	**(3 599)**	**16 611**	**21 702**	**18 768**	**33 578**	**13 888**	**2 548**	**–**	**22 424**	**(1 751)**	**22 619**	**2 148**	**148 936**	**2 857**	**4 869**	**10 118**	**17 844**	**–**	**166 780**	**16 195**	**–**	**182 975**
		Jun-11	3 694	10 074	13 080	5 110	26 029	14 135	3 588	–	7 552	137	26 530	4 706	114 635	2 693	763	6 009	9 465	–	124 100	8 842	–	132 942
Capital expenditure**	**($'000)**	**Sep-11**	**6 133**	**9 064**	**5 263**	**1 853**	**13 665**	**7 017**	**10 356**	**4 609**	**8 768**	**1 667**	**8 222**	**2 197**	**78 814**	**1 349**	**9**	**1 771**	**3 129**	**808**	**82 751**	**5 594**	**9 711**	**98 056**
		Jun-11	7 720	10 458	7 451	2 708	15 534	7 150	13 771	5 533	11 250	2 094	10 645	2 426	96 740	851	816	3 344	5 011	3 145	104 896	11 361	**7 373**	**123 630**

* Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.

** The total capital expenditure reported in the June 2011 quarter was US$116.3 million, which excluded the capital expenditure for International other.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Continuing operations				
Revenue	550	505	422	1 781
Cost of sales	(447)	(515)	(411)	(1 664)
Production costs	(367)	(372)	(333)	(1 313)
Amortisation and depreciation	(67)	(70)	(58)	(254)
Impairment of assets	–	(39)	–	(39)
Employment termination and restructuring costs	(5)	–	(11)	(23)
Other items	(8)	(34)	(9)	(35)
Gross profit/(loss)	**103**	**(10)**	**11**	**117**
Corporate, administration and other expenditure	(12)	(10)	(13)	(51)
Social investment expenditure	(2)	(3)	(2)	(12)
Exploration expenditure	(14)	(15)	(14)	(51)
Profit on sale of property, plant and equipment	4	1	2	4
Other income/(expenses) – net	3	5	(7)	(3)
Operating profit/(loss)	**82**	**(32)**	**(23)**	**4**
Loss from associates	–	–	(1)	(7)
Reversal of impairment/(impairment) of investment in associate	7	3	–	(20)
Net (loss)/gain on financial instruments	(4)	3	5	20
Gain on farm-in option	–	–	38	38
Investment income	2	4	2	20
Finance cost	(10)	(13)	(8)	(41)
Profit/(loss) before taxation	**77**	**(35)**	**13**	**14**
Taxation	(10)	30	1	69
Normal taxation	(6)	1	(1)	(2)
Deferred taxation	(4)	29	2	71
Net profit/(loss) from continuing operations	**67**	**(5)**	**14**	**83**
Discontinued operations				
Profit from discontinued operations	–	–	–	3
Net profit/(loss) for the period	**67**	**(5)**	**14**	**86**
Attributable to:				
Owners of the parent	67	(5)	14	86
Non-controlling interest	–	–	–	–
Earnings/(loss) per ordinary share (cents)				
Earnings/(loss) from continuing operations	16	(1)	3	19
Earnings from discontinued operations	–	–	–	1
Total earnings/(loss) per ordinary share (cents)	**16**	**(1)**	**3**	**20**
Diluted earnings/(loss) per ordinary share (cents)				
Earnings/(loss) from continuing operations	16	(1)	3	19
Earnings from discontinued operations	–	–	–	1
Total diluted earnings/(loss) per ordinary share (cents)	**16**	**(1)**	**3**	**20**

The currency conversion average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$ = R6.78, September 2010: US$1 = R7.31).

The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Note on convenience translation

Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US dollar financial statements presented on page 28 to 33.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Net profit/(loss) for the period	67	(5)	14	86
Other comprehensive income for the period, net of income tax	134	62	15	540
Foreign exchange translation	129	70	15	555
Fair value movement of available-for-sale investments	4	(8)	–	(15)
Total comprehensive income for the period	**201**	**57**	**29**	**626**
Attributable to:				
Owners of the parent	201	57	29	626
Non-controlling interest	–	–	–	–

The currency conversion average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$ = R6.78, September 2010: US$1 = R7.31).

The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 30 September 2010 (Unaudited)
ASSETS			
Non-current assets			
Property, plant and equipment	3 997	4 607	4 289
Intangible assets	269	320	316
Restricted cash	4	5	17
Restricted investments	230	278	257
Investments in associates	–	–	54
Deferred tax assets	159	170	105
Investments in financial assets	27	27	43
Inventories	21	25	34
Trade and other receivables	3	3	10
Total non-current assets	**4 710**	**5 435**	**5 125**
Current assets			
Inventories	125	124	130
Trade and other receivables	109	158	93
Income and mining taxes	12	21	10
Cash and cash equivalents	164	102	111
	410	405	344
Assets of disposal groups classified as held-for-sale	39	40	–
Total current assets	**449**	**445**	**344**
Total assets	**5 159**	**5 880**	**5 469**
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	3 506	4 033	4 059
Other reserves	216	519	57
Retained earnings/(accumulated loss)	163	(102)	83
Total equity	**3 885**	**4 450**	**4 199**
Non-current liabilities			
Deferred tax liabilities	533	623	618
Provision for environmental rehabilitation	253	291	247
Retirement benefit obligation and other provisions	22	26	24
Borrowings	209	181	139
Total non-current liabilities	**1 017**	**1 121**	**1 028**
Current liabilities			
Borrowings	41	49	30
Income and mining taxes	–	–	2
Trade and other payables	214	258	210
	255	307	242
Liabilities of disposal groups classified as held-for-sale	2	2	–
Total current liabilities	**257**	**309**	**242**
Total equity and liabilities	**5 159**	**5 880**	**5 469**

The balance sheet for September 2011 converted at a conversion rate of US$1 = R8.08 (September 2010: US$1 = R6.96).

The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the three months ended 30 September 2011 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	3 505	95	136	3 736
Issue of shares	1	–	–	1
Share-based payments	–	3	–	3
Net profit for the period	–	–	59	59
Other comprehensive income for the period	–	118	–	118
Dividends paid	–	–	(32)	(32)
Balance – 30 September 2011	**3 506**	**216**	**163**	**3 885**
Balance – 30 June 2010	4 058	38	99	4 195
Issue of shares	1	–	–	1
Share-based payments	–	4	–	4
Net profit for the period	–	–	15	15
Other comprehensive income for the period	–	15	–	15
Dividends paid	–	–	(31)	(31)
Balance – 30 September 2010	**4 059**	**57**	**83**	**4 199**

The currency conversion closing rates for the three months ended 30 September 2011: US$1 = R8.08 (September 2010: US$1 = R6.96).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Three months ended 30 September 2011 (Unaudited)	Three months ended 30 June 2011 (Unaudited)	Three months ended 30 September 2010 (Unaudited)	Year ended 30 June 2011 (Audited)
Cash flow from operating activities				
Cash generated by operations	153	155	96	346
Interest and dividends received	2	4	2	20
Interest paid	(6)	(5)	(4)	(19)
Income and mining taxes paid	–	(3)	(1)	(7)
Cash generated by operating activities	**149**	**151**	**93**	**340**
Cash flow from investing activities				
(Increase)/decrease in restricted cash	–	(1)	4	17
Proceeds on disposal of investment in subsidiary	–	–	31	32
Proceeds on disposal of available-for-sale financial assets	–	–	–	–
Prepayment for Evander 6 and Twistdraai transaction	–	15	–	15
Other investing activities	–	(1)	1	–
Net additions to property, plant and equipment	(94)	(122)	(102)	(445)
Cash utilised by investing activities	**(94)**	**(109)**	**(66)**	**(381)**
Cash flow from financing activities				
Borrowings raised	112	22	–	134
Borrowings repaid	(49)	(60)	(1)	(81)
Ordinary shares issued – net of expenses	1	2	1	6
Dividends paid	(36)	–	(29)	(30)
Cash generated/(utilised) by financing activities	**28**	**(36)**	**(29)**	**29**
Foreign currency translation adjustments	**35**	**(1)**	**12**	**13**
Net increase in cash and cash equivalents	118	5	10	1
Cash and cash equivalents – beginning of period	102	97	101	101
Cash and cash equivalents – end of period	**164**	**102**	**111**	**102**

Operating activities translated at average rates for the three months ended: September 2011: US$1 = R7.14 (June 2011: US$1 = R6.78, September 2011: US$1 = R6.96).

Closing balance translated at closing rates of: September 2011: US$1 = R8.08 (June 2011: US$1 = R6.78, September 2010: US$ = R6.96).

The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

SEGMENT REPORT (US$/Imperial) (Unaudited)

for the three months ended 30 September 2011

	Revenue		Production cost		Production profit		Capital expenditure		Ounces produced		Tons milled	
	September		September		September		September		September		September	
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
South Africa												
Underground												
Bambanani (1)	24	37	28	31	(4)	6	11	11	16 011	30 286	101	142
Doornkop	49	23	32	20	17	3	9	10	27 843	17 394	305	154
Evander	46	24	24	24	22	–	5	8	27 457	17 747	136	154
Joel	40	6	21	10	19	(4)	2	3	22 216	4 758	162	44
Kusasalethu	81	65	47	53	34	12	14	14	49 962	48 644	365	297
Masimong	44	51	30	28	14	23	7	6	25 592	40 606	256	268
Phakisa	29	15	26	15	3	–	10	12	16 911	12 121	125	95
Target (2)	64	33	44	26	20	7	11	16	37 938	30 447	318	226
Tshepong	65	69	43	40	22	29	8	8	38 034	54 270	316	373
Virginia	19	31	17	31	2	–	2	4	10 931	24 435	101	269
Surface												
All other surface operations (3)	53	43	35	33	18	10	3	2	29 804	34 369	2 726	3 128
Total South Africa	**514**	**397**	**347**	**311**	**167**	**86**	**82**	**94**	**302 699**	**315 077**	**4 911**	**5 150**
International												
Hidden Valley	36	25	20	22	16	3	6	9	25 463	21 573	458	471
Other	–	–	–	–	–	–	10	–	–	–	–	–
Total international	**36**	**25**	**20**	**22**	**16**	**3**	**16**	**9**	**25 463**	**21 573**	**458**	**471**
Total operations	**550**	**422**	**367**	**333**	**183**	**89**	**98**	**103**	**328 162**	**336 650**	**5 369**	**5 621**

(1) Production statistics for Steyn 2 have been included. This mine is in a build-up phase and revenue and costs are currently capitalised, until commercial production levels are reached.
(2) The September 2010 production statistics includes Target 3 for information purpose. Target 3 was still in build-up phase with revenue and costs being capitalised.
(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.

DEVELOPMENT RESULTS (Metric)

For the three months ended 30 September 2011

	Reef (metres)	Sampled (metres)	Channel Width (cm's)	Channel Value (g/t)	Gold (cmg/t)
Tshepong					
Basal	590	551	10.89	91.93	1 001
B Reef	113	74	107.28	30.65	3 288
All Reefs	**703**	**625**	**22.23**	**57.13**	**1 270**
Phakisa & Nyala					
Basal	331	361	66.28	13.64	904
All Reefs	**331**	**361**	**66.28**	**13.64**	**904**
Total Bambanani					
(incl. Bambanani. Steyn 2)					
Basal	90	92	156.81	15.75	2 470
All Reefs	**90**	**92**	**156.81**	**15.75**	**2 470**
Doornkop					
South Reef	371	384	60.45	18.17	1 099
All Reefs	**371**	**384**	**60.45**	**18.17**	**1 099**
Kusasalethu					
VCR Reef	649	642	75.18	16.61	1 249
All Reefs	**649**	**642**	**75.18**	**16.61**	**1 249**
Total Target					
Elsburg	465	272	119.52	8.21	981
A Reef	48	35	111.17	14.02	1 558
B Reef	36	24	40.33	17.72	715
All Reefs	**549**	**331**	**112.90**	**9.06**	**1 023**
Target 1					
Elsburg	166	61	230.66	9.06	2 089
All Reefs	**166**	**61**	**230.66**	**9.06**	**2 089**
Target 3					
Elsburg	299	212	87.77	7.57	664
A Reef	48	35	111.17	14.02	1 558
B Reef	36	24	40.33	17.72	715
All Reefs	**383**	**271**	**86.59**	**9.06**	**784**
Masimong					
Basal	418	367	50.44	17.55	885
B Reef	129	136	67.14	14.41	968
All Reefs	**547**	**503**	**54.97**	**16.51**	**908**
Evander					
Kimberley	359	344	42.92	40.32	1 730
All Reefs	**359**	**344**	**42.92**	**40.32**	**1 730**
Virginia					
(incl. Unisel)					
Basal	444.6	342	140.90	8.57	1 207
Leader	362.3	316	192.79	6.01	1 159
Middle	30.6	32	125.83	13.14	1 653
B Reef	6.4	3	9.00	80.49	724
All Reefs	**844**	**692**	**163.41**	**7.37**	**1 204**
Joel					
Beatrix	462	469	137.89	10.98	1 515
All Reefs	**462**	**469**	**137.89**	**10.98**	**1 515**
Total Harmony					
Basal	1 874	1 713	64.85	16.59	1 076
Beatrix	462	469	137.89	10.98	1 515
Leader	362	316	192.79	6.01	1 159
B Reef	284	236	76.28	21.77	1 661
A Reef	47.8	35	111.17	14.02	1 558
Middle	30.6	31.5	125.83	13.14	1 653
Elsburg	465.2	272.25	119.52	8.21	981
Kimberley	358.8	344.25	42.92	40.32	1 730
South Reef	371	384	60.45	18.17	1 099
VCR	649	641.5	75.18	16.61	1 249
All Reefs	**4 905**	**4 442**	**85.81**	**14.44**	**1 239**

DEVELOPMENT RESULTS (Imperial)

For the three months ended 30 September 2011

	Reef (feet)	Sampled (feet)	Channel Width (inches)	Channel Value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 937	1 808	4	2.87	11
B Reef	371	241	42	0.90	38
All Reefs	**2 308**	**2 049**	**9**	**1.62**	**15**
Phakisa & Nyala					
Basal	1 086	1184	26	0.40	10
All Reefs	**1 086**	**1 184**	**26**	**0.40**	**10**
Total Bambanani					
(incl. Bambanani. Steyn 2)					
Basal	294	303	62	0.46	28
All Reefs	**294**	**303**	**62**	**0.46**	**28**
Doornkop					
South Reef	1 218	1 260	24	0.53	13
All Reefs	**1 218**	**1 260**	**24**	**0.53**	**13**
Kusasalethu					
VCR Reef	2 129	2 105	30	0.48	14
All Reefs	**2 129**	**2 105**	**30**	**0.48**	**14**
Total Target					
Elsburg	1 526	893	47	0.24	11
A Reef	157	115	44	0.41	18
B Reef	117	79	16	0.51	8
All Reefs	**1 800**	**1 087**	**44**	**0.27**	**12**
Target 1					
Elsburg	545	198	91	0.26	24
All Reefs	**545**	**198**	**91**	**0.26**	**24**
Target 3					
Elsburg	982	695	35	0.22	8
A Reef	157	115	44	0.41	18
B Reef	117	79	16	0.51	8
All Reefs	**1 255**	**888**	**34**	**0.27**	**9**
Masimong					
Basal	1 371	1 203	20	0.51	10
B Reef	422	448	26	0.43	11
All Reefs	**1 794**	**1 651**	**22**	**0.47**	**10**
Evander					
Kimberley	1 177	1 129	17	1.17	20
All Reefs	**1 177**	**1 129**	**17**	**1.17**	**20**
Virginia					
(incl. Unisel)					
Basal	1 459	1 122	55	0.25	14
Leader	1 189	1 035	76	0.18	13
Middle	100	103	50	0.38	19
B Reef	21	8	4	2.08	8
All Reefs	**2 769**	**2 269**	**64**	**0.22**	**14**
Joel					
Beatrix	1 517	1 538	54	0.32	17
All Reefs	**1 517**	**1 538**	**54**	**0.32**	**17**
Total Harmony					
Basal	6 147	5 620	26.00	0.48	12.36
Beatrix	1 517	1 538	54.00	0.32	17.39
Leader	1 189	1 035	76.00	0.18	13.31
B Reef	931	776	30.00	0.64	19.07
A Reef	157	115	44.00	0.41	17.89
Middle	100	103	50.00	0.38	18.98
Elsburg	1 526	893	47.00	0.24	11.26
Kimberley	1 177	1 129	17.00	1.17	19.87
South Reef	1 218	1 260	24.00	0.53	12.62
VCR	2 129	2 105	30.00	0.48	14.34
All Reefs	**16 091**	**14 575**	**34.00**	**0.42**	**14**

PRINTED BY INCE (PTY) LTD

W2CF12636







Harmony's strategy

Harmony's strategy is to produce 1.8 to 2 million* safe and profitable ounces of gold by 2015. Following a review of assets during 2011, action was taken and capital committed to increase production at existing operations, further the development of current projects and advance scoping studies so as to ensure the future production pipeline of tomorrow's gold by growing reserves and resources and strengthening the quality of our asset base.

Our challenge going forward is to meet our targets and objectives and, more specifically, to deliver consistent production results, improve productivity, curb costs and to create and deliver value to shareholders.

* Excludes future acquisitions or disposals.

HARMONY™





CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: +27 11 411 2000
Website: **www.harmony.co.za**

Directors

P T Motsepe *Chairman**
G P Briggs *Chief Executive Officer*
H O Meyer *Financial Director*
H E Mashego *Executive Director*
F F T De Buck*^ *Lead independent director*
F Abbott*, J A Chissano*[1]^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^, M Motloba*^, M Msimang*^, D Noko*^, C M L Savage*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Officer
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za

Company Secretary

iThemba Governance and Statutory Solutions (Pty) Ltd
Riana Bisschoff
Telephone: 011 411 2127
Mobile: +2783 629 4706
E-mail: riana@ithembaonline.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: +27 86 154 6572
Fax: +27 86 674 4381

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: 0871 664 0300 (UK) *(calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)*
or +44 (0) 20 8639 3399 *(calls from overseas)*
Fax: +44 (0) 20 8639 2220

ADR Depository

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-886-249-2593
Int: +1-718-921-8137
Fax: +1-718-921-8334

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE 000015228

HARMONY™

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2011

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director